UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 6, 2018

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis to divest the Sandoz US dermatology business and generic US oral solids portfolio to Aurobindo

•	Novartis to focus Sandoz division in US on higher growth areas and will sell selected portions of the Sandoz US portfolio to Aurobindo Pharma USA Inc.

•	Agreement comprises the Sandoz US generic oral solids and Sandoz US dermatology businesses with approximately 300 products and H1 2018 sales of USD 0.6 billion

•	Transaction supports the Sandoz strategy of focusing on complex generics, value-added medicines and biosimilars to achieve sustainable and profitable growth in the US

Basel, September 6, 2018 – Novartis today announced it has agreed to sell selected portions of its Sandoz US portfolio, specifically the Sandoz US dermatology business and generic US oral solids portfolio, to Aurobindo Pharma USA Inc., for USD 0.9 billion of cash plus USD 0.1 billion of potential earn-outs. This transaction supports the Sandoz strategy of focusing on complex generics, value-added medicines and biosimilars to achieve sustainable and profitable growth in the US over the long-term.

The Sandoz US portfolios to be sold to Aurobindo include approximately 300 products, as well as additional development projects. The sale includes the Sandoz US generic and branded dermatology businesses as well as its dermatology development center. As part of the transaction, Aurobindo will acquire the manufacturing facilities in Wilson, North Carolina, as well as Hicksville and Melville, New York. The business had net sales of USD 0.6 billion in H1, 2018.

“Sharpening our portfolio focus in the US allows us to devote more time and resources toward our strategy of bringing complex generics, value-added medicines and biosimilars to patients in the US, creating higher value and opening up access to important medicines where alternatives are truly needed,” says Richard Francis, CEO Sandoz and Member of the Novartis Executive Committee. “Through this transaction, we are refocusing our business but also striving to ensure continuity of supply of important long-used generic medicines for patients and customers in the US.”

As part of the agreement, approximately 750 employees in Hicksville, Melville, Wilson and Princeton, New Jersey, as well as the field representatives for the PharmaDerm branded dermatology business, are expected to transfer to Aurobindo upon closing. “We recognize that the transfer of ownership for a business of this size is a complex process, and we are aware that it may create some uncertainties for our associates in the US. It is thus a priority for us to make the transition as clear and quick as possible”, says Carol Lynch, President of Sandoz Inc. and Head of Sandoz North America.

Following the transaction, the Sandoz US portfolio will continue to be substantial, and will include biosimilars, value-added medicines and complex generics such as injectables, respiratory and ophthalmics. Sandoz will continue to focus its clinical development, business development and investment efforts on these areas.

The transaction is expected to close in the course of 2019 following the completion of customary closing conditions.

Disclaimer

This press release contains forward-looking statements, including “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “to divest,” “to focus,” “will,” “strategy,” “to achieve,” “sustainable,” “potential,” “to be sold,” “aims,” “expected,” “may,” “priority,” or similar terms, or by express or implied discussions regarding the potential completion of the announced transaction; or regarding any potential strategic benefits, synergies or opportunities as a result of the announced transaction; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that the proposed transaction will be completed in the expected form or within the expected time frame or at all. Neither can there be any guarantee that Sandoz or Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the transaction. Neither can there be any guarantee that Novartis or Sandoz will be commercially successful in the future, or achieve any particular financial results. In particular, our expectations could be affected by, among other things: an unexpected failure by the parties to complete the necessary closing conditions or unexpected delays in completing the closing conditions; the potential that the strategic benefits, synergies or opportunities expected from the transaction may not be realized or may take longer to realize than expected; continued generic drug pricing pressures in the United States and in the rest of the world; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; regulatory actions or delays or government regulation generally; the inherent uncertainties involved in predicting shareholder returns; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; safety, quality or manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; uncertainties involved in the development or adoption of potentially transformational technologies and business models; general political and economic conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2017, the Group achieved net sales of USD 49.1 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately

125,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

Sandoz, a Novartis division, is the pioneer and global leader in biosimilar medicines, and the first pharmaceutical company to receive approval of a biosimilar in Europe, Japan, and the United States. Sandoz currently has two biosimilar medicines approved in the US. The company has the leading biosimilar pipeline and plans to launch several biosimilars of major oncology and immunology biologics over the next few years.

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Novartis Media Relations Central media line: +41 61 324 2200 E-mail: media.relations@novartis.com	Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com

Ben Church Sandoz Global Communications +49 151 4074 1465 (mobile) benjamin.church@sandoz.com	Antonio Ligi Novartis Global External Communications +41 61 324 1374 (office) +41 79 723 3681 (mobile) antonio.ligi@novartis.com

Leslie Pott Sandoz US Communications +1 609 627 5287 (office) +1 201 354 0279 (mobile) leslie.pott@sandoz.com	Chris Lewis Sandoz Global Communications +49 174 244 9501 (mobile) chris.lewis@sandoz.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944

E-mail: investor.relations@novartis.com

Central		North America
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Pierre-Michel Bringer	+41 61 324 1065	Cory Twining	+1 212 830 2417
Thomas Hungerbuehler	+41 61 324 8425
Isabella Zinck	+41 61 324 7188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: September 6, 2018	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting